EXHIBIT 99.1

Equinox Gold Announces Sale of Shares of Versamet Royalties

VANCOUVER, British Columbia, July 06, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) announces it has sold an aggregate of 8,713,000 common shares (the “Versamet Shares”) of Versamet Royalties Corporation (“Versamet”) pursuant to an agreement with National Bank Financial Inc. by way of a block trade (the “Disposition”) for aggregate gross proceeds of C$130 million.

Immediately before the Disposition, Equinox Gold had beneficial ownership of, control and direction over, 11,617,915 Versamet Shares, representing approximately 10.7% of the outstanding Versamet Shares on an undiluted basis. As a result of, and immediately following, the Disposition, Equinox Gold will have beneficial ownership of, control and direction over 2,904,915 Versamet Shares, representing approximately 2.7% of the outstanding Versamet Shares on an undiluted basis. Equinox Gold holds the Versamet Shares for investment purposes. Equinox Gold may, from time to time, acquire additional securities, dispose, subject to certain escrow restrictions, of some or all of its remaining or additional securities, or may continue to hold Versamet Shares as future circumstances may dictate.

Following the Disposition, (i) Versamet’s right of first offer to acquire any royalty or stream held by Equinox Gold will be terminated; and (ii) the investor rights agreement between Equinox Gold and Versamet will automatically terminate on the date that Equinox Gold’s beneficial ownership in Versamet ceases to be at least 10.0% for a continuous period of at least 30 days.

Versamet’s head office is located at Suite 3200 - 733 Seymour Street, Vancouver, British Columbia, V6B 0S6.

This press release is being issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. An early warning report with additional information in respect of the foregoing matters will be filed under Versamet’s profile on SEDAR+ at www.sedarplus.ca, and can also be obtained upon request by contacting Equinox Gold via email at ir@equinoxgold.com. As Equinox Gold beneficially owns less than 10.0% of the outstanding Versamet Shares, Equinox Gold is no longer subject to ongoing early warning or insider reporting requirements in respect of its ownership of Versamet securities.

Equinox Gold Contact
Ryan King
EVP Capital Markets
T: 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Cautionary Notes & Forward-looking Statements
This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Forward-looking Information in this news release relates to, among other things: any future actions regarding Equinox Gold’s investment in Versamet. Forward-looking Information is generally identified using words like “may”, “will” and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.